07025278

082-35057

SUPPL

2007

FORM 52-109F1

Certification of Annual Filings

I, George Adams, President & Chief Executive Officer of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 8, 2007

PROCESSED

JUL 18 2007

THOMSON FINANCIAL

Signed *"George Adams"*
George Adams
President & Chief Executive Officer

7/17

FORM 52-109F1

Certification of Annual Filings

I, James Parsons, Chief Financial Officer of Amorfix Life Sciences Ltd., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Amorfix Life Sciences Ltd. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 8, 2007

Signed *"James Parsons"*
James Parsons
Chief Financial Officer

Amorfix Life Sciences Ltd.
(a development stage company)

Financial Statements
March 31, 2007 and 2006

June 8, 2007

Auditors' Report

To the Shareholders of
Amorfix Life Sciences Ltd.

We have audited the balance sheets of **Amorfix Life Sciences Ltd.** as at March 31, 2007 and 2006 and the statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Amorfix Life Sciences Ltd.

(a development stage company)
Balance Sheets
As at March 31, 2007 and 2006

	2007 $	2006 $
Assets		
Current assets		
Cash and cash equivalents	1,660,594	113,794
Marketable securities	12,192,600	5,251,935
Amounts receivable	229,692	80,386
Tax credits receivable (note 9)	283,527	-
Prepaid expenses	132,312	16,201
Total current assets	14,498,725	5,462,316
Property and equipment, net (note 4)	204,732	85,089
Technology rights, net (note 5)	30,873	-
	14,734,330	5,547,405
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	663,482	247,878
Total current liabilities	663,482	247,878
Shareholders' Equity		
Common shares	18,028,305	6,692,671
Warrants and options	2,404,259	738,874
Contributed surplus	4,056	-
Deficit	(6,365,772)	(2,132,018)
	14,070,848	5,299,527
	14,734,330	5,547,405

Commitments and contingencies (note 12)

Approved by the Board of Directors

(signed) William Lambert Director **(signed) George Adams** Director

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)
Statements of Operations

	Year ended March 31, 2007 $	Year ended March 31, 2006 $	Period from January 23, 2004 (inception) to March 31, 2007 $
Revenue			
Interest earned	253,701	36,507	290,208
Expenses			
Research and development	3,407,098	1,100,745	4,574,868
General and administrative	1,021,478	411,840	1,531,297
Amortization of property and equipment	48,439	11,243	59,682
Amortization of technology rights	10,440	-	10,440
	4,487,455	1,523,828	6,176,287
Loss before the undernoted	(4,233,754)	(1,487,321)	(5,886,079)
Costs related to reverse takeover of Luxor (note 3(b)(iii))	-	479,693	479,693
Loss for the period	(4,233,754)	(1,967,014)	(6,365,772)
Basic and diluted loss per share	(0.13)	(0.10)	
Weighted average number of common shares outstanding	31,757,381	19,306,005	

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity

	Common shares		Warrants and options		Contributed surplus	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $
Balance - March 31, 2005	34,312,500	627,160	812,500	30,845	-	(165,004)	493,001
Issuance of common share units for cash at $0.20 per unit, net of cash issue costs (note 3(b)(i))	15,000,000	2,433,456	7,500,000	270,384	-	-	2,703,840
Agent options issued as agents' compensation (note 3(b)(i))	-	(62,400)	1,200,000	62,400	-	-	-
Balance - September 20, 2005, immediately prior to amalgamation	49,312,500	-	9,512,500	-	-	-	-
Exchange of Amorfix shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 2.5:1 ratio (note 3(a))	19,725,000	-	3,805,000	-	-	-	-
Exchange of Luxor shares, warrants and options for shares, warrants and options in Amalco on September 21, 2005 at 1:1 ratio (note 3(a))	4,125,000	-	310,000	-	-	-	-
Ascribed value of Luxor shares, warrants and options (note 3(b)(iii))	-	343,074	-	3,385	-	-	346,459
Amalgamation costs (note 3(b)(iii))	-	(141,778)	-	-	-	-	(141,778)
Issuance of shares as a cost of the amalgamation (note 3(b)(ii))	100,000	50,000	-	-	-	-	50,000
Issuance of success warrants as a cost of the amalgamation (note 3(b)(ii))	-	-	750,000	156,750	-	-	156,750
Issuance of common share units for cash at $0.50 per unit, net of cash issue costs (note 6(b)(i))	100,000	33,233	50,000	7,112	-	-	40,345
Issuance of common shares for cash at $0.85 per share, net of cash issue costs (note 6(c))	4,058,823	3,141,967	-	-	-	-	3,141,967
Agent options issued as agents' compensation (note 6(c))	-	(114,458)	270,586	114,458	-	-	-
Exercise of replacement options	160,000	33,651	(160,000)	(1,651)	-	-	32,000
Exercise of stock options	18,000	15,408	(18,000)	(6,408)	-	-	9,000
Exercise of warrants	604,250	333,358	(604,250)	(47,370)	-	-	285,988
Issuance of stock options	-	-	1,353,000	-	-	-	-
Stock-based compensation	-	-	-	148,969	-	-	148,969
Loss for the year	-	-	-	-	-	(1,967,014)	(1,967,014)
Balance - March 31, 2006	28,891,073	6,692,671	5,756,336	738,874	-	(2,132,018)	5,299,527

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity ...*continued*

	Common shares		Warrants and options		Contributed surplus	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $
Issuance of common shares for cash at $1.46 per share (note 5(c))	289,187	422,213	-	-	-	-	422,213
Issuance of common share units for cash at $1.05 per unit, net of cash issue costs (note 6(b)(ii))	47,619	41,338	23,810	8,662	-	-	50,000
Issuance of common share units for cash at $1.30 per unit, net of cash issue costs (note 6(d))	7,694,000	8,156,577	3,847,001	1,022,307	-	-	9,178,884
Common share purchase warrants issued as agents' compensation (note 6(d))	-	(153,151)	615,520	153,151	-	-	-
Exercise of stock options	75,000	64,200	(75,000)	(26,700)	-	-	37,500
Exercise of agent options and warrants	3,459,870	2,804,457	(3,459,870)	(350,565)	-	-	2,453,892
Expiry of warrants	-		(45,000)	(4,056)	4,056	-	-
Issuance of stock options (note 7)	-	-	1,895,250	-	-	-	-
Stock-based compensation	-	-	-	862,586	-	-	862,586
Loss for the year	-	-	-	-	-	(4,233,754)	(4,233,754)
Balance - March 31, 2007	40,456,749	18,028,305	8,558,047	2,404,259	4,056	(6,365,772)	14,070,848

Amorfix Life Sciences Ltd.

(a development stage company)
Statements of Cash Flows

	Year ended March 31, 2007 $	Year ended March 31, 2006 $	Period from January 23, 2004 (inception) to March 31, 2007 $
Cash provided by (used in)			
Operating activities			
Loss for the period	(4,233,754)	(1,967,014)	(6,365,772)
Amortization of property and equipment	48,439	11,243	59,682
Amortization of technology rights	10,440	-	10,440
Stock-based compensation	862,586	148,969	1,011,555
Unrealized loss on marketable securities	50,000	-	50,000
Non-cash interest expense	-	1,923	2,673
Non-cash costs related to reverse takeover of Luxor	-	232,442	232,442
Changes in non-cash working capital (note 11)	(133,340)	28,734	(72,511)
	(3,395,629)	(1,543,703)	(5,071,491)
Investing activities			
Purchase of marketable securities	(13,715,070)	(6,350,000)	(20,065,070)
Sale of marketable securities	6,724,405	1,098,065	7,822,470
Purchase of property and equipment	(168,082)	(96,332)	(264,414)
Purchase of technology rights	(41,313)	-	(41,313)
	(7,200,060)	(5,348,267)	(12,548,327)
Financing activities			
Issuance of common shares, net of cash issue costs	422,213	3,141,967	4,222,185
Issuance of common share units, net of cash issue costs	9,228,884	2,744,185	11,973,069
Issuance of common shares on exercise of warrants	2,126,524	285,988	2,412,512
Issuance of common shares on exercise of options	364,868	41,000	405,868
Cash acquired on reverse takeover of Luxor	-	141,778	141,778
Issuance of promissory note	-	100,000	125,000
	12,142,489	6,454,918	19,280,412
Net increase (decrease) in cash and cash equivalents during the period	1,546,800	(437,052)	1,660,594
Cash and cash equivalents - Beginning of period	113,794	550,846	-
Cash and cash equivalents - End of period	1,660,594	113,794	1,660,594
Supplemental cash flow information			
Common shares, warrants and options issued on reverse takeover	-	346,459	346,204
Common share purchase warrants issued as agents' compensation	172,346	176,858	349,204
Promissory note plus accrued interest eliminated on amalgamation	-	127,673	127,673
Non-cash amalgamation costs applied to common shares	-	141,778	141,778

The accompanying notes are an integral part of these financial statements.

1 Basis of presentation and nature of operations

Amorfix Life Sciences Ltd. (the company or Amorfix) was incorporated under the Canada Business Corporations Act on January 23, 2004 and operated as a private company until September 21, 2005. These financial statements reflect the reverse takeover by Amorfix Life Sciences Ltd. of Luxor Developments Inc. (Luxor), a capital pool company, under the policies of the TSX Venture Exchange (the Exchange). The reverse takeover by Amorfix was approved by the shareholders of each company and was completed on September 21, 2005. The amalgamated company (Amalco) was named Amorfix Life Sciences Ltd.

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. The company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any revenue to date.

The company's success is dependent on completing product development, obtaining regulatory approvals and commercializing or entering into agreements with third parties to commercialize product candidates. Due to the early stage of development of the company and its products, it is not possible to predict either the outcome of future research and development programs, commercialization efforts, or the company's ability to fund these programs going forward.

2 Summary of significant accounting policies

Basis of preparation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars. The significant accounting policies are noted below:

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include investment tax credits recoverable, the valuation allowance for future tax assets, the fair values used to account for equity transactions and the resultant impact on stock-based compensation expense, and fair values determined in connection with acquiring and granting options for technology rights. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash, money market funds and short-term debt instruments with maturities of less than 90 days at the time of purchase.

Marketable securities

Amorfix invests primarily in high credit-quality corporate debt instruments of Canadian issuers with maturities staggered over the next 26 months to provide a steady stream of cash flow for current operations. Marketable securities have an initial maturity of 90 days or greater at the time of purchase and have an active resale market to ensure liquidity. Accordingly, all marketable securities are classified as current assets in the accompanying balance sheets. The estimated market value of marketable securities and the weighted average yield of the debt instruments held at March 31, 2007 was $12,193,000 and 4.2%, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets, which are estimated as follows:

Laboratory and office equipment	5 years
Computer equipment	3 years

Technology rights

The company has determined that the technology rights have finite lives and, accordingly, they are being amortized on a straight-line basis over their estimated useful lives of approximately two years.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the related assets may not be recoverable. An impairment loss would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount. As at March 31, 2007, no impairment of long-lived assets was determined.

Research and development costs

Research and development costs are charged to operations as incurred, net of government assistance, if any, or related investment tax credits (ITCs), unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization which indicate that technical, market and financial feasibility have been established. No development costs have been deferred to date. Patent costs are expensed as incurred as the benefits to be derived from these costs are uncertain.

Refundable ITCs are recorded when the qualifying expenditures are incurred and there is reasonable assurance that the tax credits will be realized. Government assistance and refundable ITCs included in research and development costs for the year ended March 31, 2007 was $410,000 (2006 - $12,000).

Income taxes

The company accounts for income taxes using the liability method. Future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective income tax bases of assets and liabilities, measured using substantively enacted income tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is established against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. The company takes a full valuation allowance on the future income tax assets, as the company is in the development stage and has no commercial operations.

Stock-based compensation

Grants of stock options to employees, directors and consultants are accounted for using the fair value based method for stock-based compensation. The company uses the Black-Scholes option pricing model to establish the fair value of the stock options at the grant date. The fair value of stock options awarded to employees is expensed over the vesting period and for non-employees is expensed as the services are received.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per share is determined using the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents during the year. All warrants and options were excluded from the calculation of diluted loss per common share as their effect was anti-dilutive.

Financial instruments

a) Concentration of credit risk

Financial instruments that potentially subject the company to a significant concentration of credit risk consist primarily of cash and cash equivalents and marketable securities. The company mitigates its exposure to credit loss by placing its cash with major financial institutions and investing in high-quality government and corporate issuers with low credit risk.

b) Fair value of financial instruments

Financial instruments of the company consist of cash and cash equivalents, marketable securities, amounts receivable, tax credits receivable, and accounts payable and accrued liabilities. As at March 31, 2007, there was no significant difference between the carrying values of these amounts and their estimated fair values due to their short-term nature.

Foreign currency translation

Transactions denominated in foreign currencies are translated into Canadian dollars at the average rates of exchange prevailing at the time of the respective transactions. Monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rate. All gains and losses are included in statements of operations.

3 Amalgamation

a) On June 7, 2005, the company signed an amalgamation agreement with Luxor under which the two companies would merge to form Amalco to continue the business carried on by Amorfix. Effective September 21, 2005, the share capital of the two companies was exchanged for Amalco securities as follows: Luxor shareholders received 1 common share of Amalco for each common share of Luxor (4,125,000 Amalco common shares); Luxor warrant holders received 1 warrant of Amalco for each warrant of Luxor at the same exercise price (150,000 Amalco warrants); Amorfix shareholders received 1 Amalco share for every 2.5 shares of Amorfix held (19,725,000 Amalco common shares); and Amorfix warrant holders received 1 warrant of Amalco for every 2.5 warrants of Amorfix (325,000 Amalco warrants) and the exercise price was adjusted by the inverse of the share exchange ratio. Post-amalgamation, 160,000 Luxor (replacement) options to purchase common shares were continued under the same terms and conditions to purchase 160,000 Amalco common shares. The Luxor (replacement) options and the 475,000 Amalco warrants were exercised prior to maturity. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

The net assets of Luxor on amalgamation received by Amorfix amounted to $346,459.

b) These financial statements reflect the assets, liabilities and results of operations of Amorfix prior to the reverse takeover and the combined assets, liabilities and results of operations of the company and Luxor subsequent to the reverse takeover.

All share information presented below has been adjusted to reflect the number and value of post-amalgamation Amorfix shares, warrants and options. The following transactions were completed at amalgamation on September 21, 2005 as follows:

i) Amorfix issued 6,000,000 (15,000,000 pre-amalgamation) common share units at $0.50 ($0.20 pre-amalgamation) per unit under a private placement financing and received gross proceeds of $3,000,000 ($2,703,840, net of cash issue costs of $296,160). Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one common share at an exercise price of $0.75 per share until October 3, 2006.

The allocation of the $0.50 common share unit issue price to the common shares and the one-half common share purchase warrants was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.45 per share and the one-half common share purchase warrants were allocated a price of $0.05. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants. Accordingly, $2,433,456 was allocated to the common shares and $270,384 to the common share purchase warrants, net of issue costs. Assumptions used to determine the value of the common share purchase warrants were: dividend yield 0%; risk-free interest rate 2.8%; expected volatility 90%; and average expected life of 12 months. During the year ended March 31, 2007, 2,654,750 (2006 – 300,250) common share purchase warrants were exercised and 45,000 warrants expired unexercised.

In connection with the private placement, the company issued 480,000 (1,200,000 pre-amalgamation) agent options with a fair value of $62,400. Assumptions used to determine the value of the agent options were: dividend yield 0%; risk-free interest rate 3.0%; expected volatility 90%; and average expected life of 18 months. Each agent option is exercisable into one common share at a price of $0.75 per share until April 3, 2007. During the year ended March 31, 2007, 438,720 (2006 – nil) agent options were exercised.

ii) Amorfix paid a success fee to i3 Capital Partners Inc. in the form of $50,000 in cash and 100,000 in common shares at an issue price of $0.50 per share. The company also issued 500,000 success warrants to persons designated by Luxor and 250,000 success warrants to certain members of the management of Amorfix, having a combined fair value of $156,750. Each success warrant is exercisable into one common share at a price of $0.50 per share until September 21, 2007. Assumptions used to determine the value of the success warrants were: dividend yield 0%; risk-free interest rate 3.0%; expected volatility 90%; and average expected life of 2 years. During the year ended March 31, 2007, 190,000 (2006 – nil) success warrants were exercised.

iii) The total shareholders' equity balance of Luxor of $346,459 was allocated to Amorfix common shares based on the fair value of Luxor shares, warrants and options, resulting in $343,074 being allocated to common shares; $1,734 being allocated to warrants; and $1,651 being allocated to stock options. Assumptions used to determine the value of the warrants and stock options were: exercise price $0.20; dividend yield 0%; risk-free interest rate 2.8-3.0%; expected volatility 90%; and average expected life of 8-20 months.

Costs of the amalgamation, including deferred transaction costs on the balance sheets of Amorfix and Luxor, were applied to common shares only to the extent of the cash balance of Luxor as at September 21, 2005 of $141,778. Amalgamation costs that exceeded the Luxor cash balance were charged to income in the amount of $479,693. On amalgamation, the outstanding promissory notes payable to Luxor were settled.

iv) As required by the Exchange, on amalgamation, a total of 10,455,000 common shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares are released from escrow as follows: 10% on issuance of the final exchange bulletin dated September 30, 2005; and 15% at the end of each subsequent six-month period thereafter. As at March 31, 2007, 4,601,250 common shares remain in escrow.

4 Property and equipment

			2007
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Laboratory and office equipment	220,980	41,438	179,542
Computer equipment	43,434	18,244	25,190
	264,414	59,682	204,732

			2006
	Cost **$**	**Accumulated amortization** **$**	**Net** **$**
Laboratory and office equipment	72,106	7,211	64,895
Computer equipment	24,226	4,032	20,194
	96,332	11,243	85,089

5 Technology Rights

	2007 **$**	**2006** **$**
Beginning balance for the year	-	-
Additions	41,313	-
Amortization	(10,440)	-
Closing balance for the year	30,873	-

a) On February 1, 2006, the company acquired an exclusive licence to develop certain SOD1 technologies owned by Neil Cashman, an officer and shareholder of the company, for diagnostic and therapeutic applications for ALS disease. In consideration, the company committed to spend and has spent $300,000 on the technology and to pay a royalty on commercial sales. The company also received an option to acquire the technology on payment of $100,000 in cash or common shares at any time prior to the fifth anniversary of the licence agreement. The acquisition of the licence was valued at the carrying amount, which was nominal.

b) On April 4, 2006, the company acquired certain additional SOD1 technologies owned by Neil Cashman for a nominal amount. The company also entered into an agreement on the same date to licence exclusive rights to these SOD1 technologies from Neil Cashman's co-inventors at the University Health Network (UHN). As consideration for the licence, the company paid $5,000 in cash, assumed a liability for $4,400 in patent costs, committed to fund $260,000 of SOD1 research at UHN, to pay commercial royalties and to make milestone payments as follows:

i) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval; and
ii) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The company also received a buy-out option from UHN to allow the company to acquire the technologies prior to commercialization.

c) During the year, the company acquired a license to use an amyotrophic lateral sclerosis (ALS) in vivo model for research purposes in the amount of $34,313.

d) In August 2006, the company signed a research and investment agreement with Biogen Idec MA (Biogen) which included an option for Biogen to license the exclusive worldwide rights to certain Amorfix technology to develop and commercialize therapeutic products directed against the neurodegenerative disease amyotrophic lateral sclerosis (ALS). Biogen subscribed for 289,187 common shares of the company at $1.46 per share for gross proceeds to Amorfix of $422,213. During the term of the option, Biogen may subscribe for up to US$375,000 of additional common shares of Amorfix based on the achievement of predefined research goals. If Biogen exercises its option, over the term of the license agreement Amorfix will be eligible to receive milestone payments in excess of US$25 million plus royalties on sales. Biogen will be responsible for all development and commercialization costs.

6 Share capital

The company has authorized an unlimited number of common shares and preferred shares and has issued 40,456,749 common shares and no preferred shares as at March 31, 2007.

a) Private placement - common share units

On September 21, 2005, immediately prior to the amalgamation, the company completed a private placement for gross proceeds of $3,000,000. This transaction is described in note 3(b)(i).

b) Private placement - common share units

i) In January 2006, the company entered into a subscription agreement with the Ontario Genomics Institute (OGI) for a $100,000 investment in Amorfix. On closing, OGI invested $50,000 and received 100,000 common share units at a price per unit of $0.50 for gross proceeds of $50,000 ($40,345, net of cash issue costs). Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles OGI to acquire one common share at an exercise price of $0.90 per share until January 30, 2008.

The allocation of the $0.50 common share unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and warrants. The fair value of the warrant was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.41 per share and the one-half common share purchase warrants were allocated a price of $0.09. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants. Accordingly, $33,233 was allocated to common shares and $7,112 to common share purchase warrants, net of issue costs. Assumptions used to determine the value of the common share purchase warrants were: dividend yield 0%; risk-free interest rate 3.7%; expected volatility 106%; and average expected life of 24 months.

ii) In September 2006, OGI subscribed for an additional 47,619 common share units at $1.05 per unit for gross proceeds of $50,000. Each common share unit consisted of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles OGI to acquire one common share at $1.05 until September 11, 2008.

The allocation of the $1.05 common share unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and warrants. The fair value of the warrant was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $0.87 per share and the one-half common share purchase warrants were allocated a price of $0.18. There were no costs on the issue. Assumptions used to determine the value of the common share purchase warrants were: dividend yield 0%; risk-free interest rate 4.2%; expected volatility 73%; and average expected life of 24 months.

c) Private placement – common shares

In March 2006, the company completed a private placement of 4,058,823 common shares at a price per share of $0.85 for gross proceeds of $3,450,000 ($3,141,967, net of cash issuance costs). In connection with the financing, the company issued 270,586 agents' options having an aggregate fair value of $114,458. Each agents' option entitles the optionholder to acquire one common share at an exercise price of $0.85 prior to expiry on September 24, 2007.

The fair value of the agents' options was estimated using the Black-Scholes option pricing model. Assumptions used to determine the value of the agents' options were: dividend yield of 0%; risk-free interest rate of 3.6%; expected volatility of 106%; and expected life of 1.5 years.

d) **Private placement - common share units**

On March 8, 2007, the company completed a private placement of 7,694,000 common share units at a price per unit of $1.30 for gross proceeds of $10,002,000 ($9,178,884, net of cash issuance costs). Each common share unit consisted of one common share and one-half common share purchase warrant. In connection with the financing, the company issued 615,520 agents' compensation warrants having an aggregate fair value of $172,346 ($153,151 after allocation of non-cash issue costs) estimated using the Black-Scholes option pricing model. Each whole common share purchase warrant and each agents' compensation warrant entitles the warrant holder to acquire one common share at an exercise price of $1.95 prior to expiry on March 8, 2009. The common shares and warrants issued are subject to a four month hold period in accordance with the rules of the TSX Venture exchange.

The allocation of the $1.30 common share unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and warrants. The fair value of the warrant was determined using the Black-Scholes option pricing model. The common shares were allocated a price of $1.16 per share and the one-half common share purchase warrants were allocated a price of $0.14. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants. Accordingly, $8,003,426 was allocated to common shares and $1,003,112 to common share purchase warrants, net of issue costs. Assumptions used to determine the value of the common share purchase warrants and the agents' compensation warrants were: dividend yield 0%; risk-free interest rate 3.9%; expected volatility 69%; and average expected life of 24 months.

7 Warrants and options

a) The company has issued warrants and options for the purchase of common shares. All outstanding warrants are exercisable. As at March 31, 2007, the following warrants and options (other than stock options) were outstanding:

	Exercise price $	Number outstanding	Expiry date
Agent options (note 3(b)(i))	0.75	41,280	April 3, 2007*
Success warrants (note 3(b)(ii))	0.50	560,000	September 21, 2007
Agent options (note 6(c))	0.85	265,186	September 24, 2007
OGI common share purchase warrants (note 6(b)(i))	0.90	50,000	January 30, 2008
OGI common share purchase warrants (note 6(b)(ii))	1.05	23,810	September 11, 2008
Common share purchase warrants (note 6(d))	1.95	3,847,001	March 8, 2009
Agent compensation warrants (note 6(d))	1.95	615,520	March 8, 2009
		5,402,797	

*Subsequent to year-end, 24,000 agent options were exercised and 17,280 expired unexercised.

b) Under the company's stock option plan enacted on September 20, 2005, options may be granted to directors, officers, employees and consultants of the company to purchase up to 4,000,000 common shares. Options granted vest at various rates and have a term not exceeding five years.

The following table reflects the activity under the stock option plan for the years ended March 31, 2006 and 2007 and the stock options outstanding at the end of the years:

	2007		2006	
	Number of stock options	Weighted average exercise price $	Number of stock options	Weighted average exercise price $
Outstanding – beginning of year	1,335,000	0.51	-	-
Granted	1,895,250	1.33	1,353,000	0.51
Exercised	(75,000)	0.50	(18,000)	0.50
Outstanding – end of year	3,155,250	1.00	1,335,000	0.51
Exercisable – end of year	1,228,500	0.78	398,250	0.50

The following table reflects the stock options outstanding as at March 31, 2007:

	Stock options outstanding			Stock options exercisable	
Range of exercise prices $	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
0.50 - 0.68	1,260,000	3.52	0.51	724,500	0.51
0.85 - 0.93	297,500	4.23	0.87	175,000	0.85
1.14 - 1.15	140,000	4.21	1.15	115,000	1.15
1.40 - 1.66	1,457,750	4.77	1.44	214,000	1.43
0.50 - 1.66	3,155,250	4.20	1.00	1,228,500	0.78

c) During the year ended March 31, 2007, the company issued stock options with a fair value of $1,876,188 (2006 - $494,262) and recorded a stock-based compensation expense of $862,586 (2006 - $148,969). The weighted average grant-date fair value of the options granted during the year ended March 31, 2007 was $0.94 (2006 - $0.37). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	3.8 - 4.3%	3.5 – 3.9%
Dividend yield	0%	0%
Expected volatility	69 - 106%	90 - 106%
Expected life of options	5	5

8 Research and development

Amorfix is developing a pipeline of diagnostic and therapeutic products for the detection and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMPs) are prevalent. The diagnostic products are based on the company's epitope protection platform and include the development of blood screening tests for variant Creutzfeldt-Jakob Disease, Alzheimer's disease and transmissible spongiform encephalopathies in several animal species. Amorfix initiated its therapeutic program in 2007 with an immunotherapy approach for the treatment of amyotrophic lateral sclerosis.

Research and development expenditures were as follows:

	Year ended March 31, 2007 $	Year ended March 31, 2006 $	Period from January 23, 2004 (inception) to March 31, 2007 $
Diagnostic AMP programs	2,988,086	1,100,745	4,155,856
Therapeutic AMP program	419,012	-	419,012
	3,407,098	1,100,745	4,574,868

9 Income taxes

a) Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rate to pre-income tax losses from operations primarily as a result of the provision of a valuation allowance on net future income tax benefits.

Significant components of the future income tax assets are as follows:

	2007 $	2006 $
Future income tax assets		
Non-capital losses carried forward	653,000	258,000
Research and development expenditures	1,107,000	294,000
Investment tax credits	514,000	188,000
Carrying value of technology rights and property and equipment in excess of accounting basis	150,000	170,000
Share issue costs	452,000	284,000
Total future income tax assets	2,876,000	1,194,000
Valuation allowance	(2,876,000)	(1,194,000)
Net future income tax assets	-	-

b) As at March 31, 2007, the company has available research and development expenditures for income tax purposes of approximately $3,335,000, which may be carried forward indefinitely to reduce future years' taxable income.

c) As at March 31, 2007, the company had non-capital income tax loss carry-forwards of approximately $1,986,000 available to reduce future years' income for income tax purposes. The income tax loss carry-forwards begin to expire in 2015.

d) As at March 31, 2007, the company had approximately $643,000 of non-refundable investment tax credits available to offset future income taxes.

e) A reconciliation of the Canadian federal and provincial statutory income tax rate applied to the net loss for the period to the income tax recovery is as follows:

	Year ended March 31, 2007 $	Year ended March 31, 2006 $
Statutory income tax rate	36.1%	36.1%
Income tax recovery based on statutory rate	(1,528,000)	(710,000)
Permanent differences	323,000	92,000
Investment tax credits not recognized	(384,000)	(188,000)
Share issue costs recorded, net of equity	(327,000)	(284,000)
Change in future tax rates	208,000	-
Other	26,000	(12,000)
Change in valuation allowance	1,682,000	1,102,000
Income tax recovery	-	-

10 Related party transactions

During the year ended March 31, 2007, the company incurred $ nil (2006 - $161,900) of legal fees paid to a law firm where one of the partners was an officer of Amorfix prior to the amalgamation.

Certain members of management who are also shareholders were under contract to provide employment services to the company. During 2007, the company incurred $380,630 (2006 - $360,598) of expenses for three (2006 - six) contracts, with $32,028 payable as at March 31, 2007. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

In February 2007, the Company entered into an agreement with the University of British Columbia (UBC) and Vancouver Coastal Health Authority, with Dr. Cashman, as principal investigator, to fund research in Dr. Cashman's laboratory related to the Amorfix ALS therapeutic program in the amount of $300,000. During 2007, $120,000 was paid to UBC.

11 Supplementary cash flow information

The components of the change in non-cash working capital are as follows:

	Year ended March 31, 2007 $	Year ended March 31, 2006 $	Period from January 23, 2004 (inception) to March 31, 2007 $
Amounts receivable	(149,306)	(68,413)	(222,645)
Tax credits receivable	(283,527)	-	(283,527)
Prepaid expenses	(116,111)	(11,201)	(132,312)
Deferred costs	-	-	(19,314)
Accounts payable and accrued liabilities	415,604	108,348	585,287
	(133,340)	28,734	(72,511)

No income taxes or interest was paid by the company.

12 Commitments and contingencies

a) The company enters into research, development and licence agreements with various parties in the ordinary course of business where the company receives research services and rights to proprietary technologies. The agreements require compensation to be paid by the company, typically by a combination of the following methods:

i) fees comprising amounts due initially upon entering into the agreements as well as additional amounts due either on specified timelines or defined services to be provided;

ii) milestone payments that are dependent on products developed under the agreements proceeding toward specified plans of clinical trials and commercial development; and

iii) royalty payments calculated as a percentage of net sales, commencing commercial sales of any product candidates developed from the technologies.

As at March 31, 2007, the company had commitments under contracts with vendors for research and development in the amount of $628,000 over the next 18 months.

b) Milestone and royalty-related amounts that may become due under various agreements are dependent on, among other factors, pre-clinical safety and efficacy, clinical trials, regulatory approvals and ultimately the successful development of a new drug, the outcome and timing of which is uncertain. Amounts due per the various agreements for milestone payments will be accrued once the occurrence of a milestone is likely. Amounts due as royalty payments will be accrued as commercial revenues from the product are earned.

c) Under the terms of a contribution agreement with the National Research Council Canada under the Industrial Research Assistance Program (IRAP) the company was granted up to $322,000 to support research on its Alzheimer's disease diagnostic test. In certain limited circumstances, including where the company exports control of this technology out of Canada through sale or licence, the company may be required to repay up to two times the amount of the IRAP grant received. To date, the company has received $28,570 in funding and has not recorded any liability for this contingent repayment.

13 Segmented information

The company operates within a single operating segment, being the research and development of AMPs, and operates in Canada.

14 Comparative financial statements

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE YEARS AND THREE MONTHS ENDED MARCH 31, 2007 AND 2006

The following information prepared as of June 8, 2007 should be read in conjunction with Amorfix Life Sciences Ltd.'s (Amorfix or the Company) March 31, 2007 annual audited financial statements and related notes which are prepared in accordance with Canadian generally accepted accounting principles (GAAP) in Canadian dollars.

Forward Looking Statements

This Management's Discussion and Analysis contains forward-looking statements about the Company's business, financial condition, research and development and potential future products, including without limitation, the costs of research and development programs, and timing in achieving research and development and commercialization milestones. Forward-looking statements can be identified by the use of forward-looking terms such as "anticipate", "believe", "expect", "plan", "will," "can", "may," "could" or "should" or comparable terms.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, without limitation, the need for extensive additional research and development, which is costly and time-consuming and may not produce anticipated or useful results; scientific research and development risks; intellectual property risks; partnership/strategic alliance risks; the actions of competitors; the need for regulatory approvals such as FDA approvals, which is not assured; product liability and insurance risks; the need for future human clinical testing, the occurrence and success of which is not assured; changes in business strategy or development plans; and the need for additional capital, which may not be obtained; and the fact that the Company may not produce any products or if it does, that such products may not be commercially successful.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that could cause actual results and experience to differ materially from the anticipated results or other expectations, predictions, forecasts or projections expressed in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and should review the "Risks and Uncertainties" below.

The Company

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of neurodegenerative diseases, where aggregated misfolded proteins (AMP) are prevalent. These include Transmissible Spongiform Encephalopathies (TSE), such as Bovine Spongiform Encephalopathy (BSE) and the human form variant Creutzfeldt-Jakob Disease (vCJD), as well as degenerative diseases such as Alzheimer's Disease (AD), Amyotrophic Lateral Sclerosis (ALS) and Parkinson's Disease (PD).

Amorfix believes that through various applications of its technology, it may be successful in developing products which can detect the presence of AMPs in blood or other biofluids. Detection of vCJD prions would improve the safety of blood transfusions and thereby avert the unintended human transfusions of prion-contaminated blood. Earlier detection of people with neurodegenerative diseases has the potential to significantly change the prognosis for these patients and allow for earlier application of emerging therapies. Detection of prions in animals would enable the protection of the food supply. Amorfix also plans to develop innovative therapies for these currently incurable disorders and ultimately to develop prophylactics such as vaccines for both the agricultural and human marketplaces.

Protecting the Blood Supply

To date a few hundred people have been diagnosed with vCJD due to consumption of BSE-infected meat, but it is estimated that up to 23,000 people are incubating the disease in the UK alone. Recently, four people have been infected through blood transfusions and thousands of people have received blood fractions made from vCJD-infected plasma pools. There is a general concern in the medical community that vCJD is now within the blood transfusion systems and a screening assay for blood is required to protect everyone from a secondary epidemic. Globally, approximately 100 million units of blood are collected annually and tested for infectious agents, such as HIV-1 and hepatitis viruses at a cost of US$4 billion. The market for a blood test for vCJD is estimated to be at least $500 million per year based on the existing prices for blood tests for other infectious agents.

The Company's first commercial product is expected to be a blood diagnostic test that will detect the presence of AMPs for vCJD in human blood. In December 2005, the Company achieved a significant research milestone by detecting and measuring endogenous prions in the blood of hamsters with prion disease which validated our Epitope Protection (EP) platform in an animal model system. Given the above, nevertheless we continue to evaluate clinical and preclinical animal samples.

In late 2005, the United Kingdom National vCJD Surveillance Unit and National Institute for Biological Standards and Controls (NIBSC) released a series of steps that a blood test for vCJD must pass in order to be accepted. Amorfix entered into this process and from January to June 2006, adapted the vCJD assay for human samples and progressed through the steps of this validation process. In June 2006, Amorfix received a blinded panel from the NIBSC containing plasma samples containing spiked brain and spleen prions from vCJD patients, and normal controls from blood donors. Amorfix's results on the blinded panel matched internal tests and demonstrated leading sensitivity over all companies or academic laboratories that had published results. This second significant technical milestone provided independent validation of the company's research program and provided support that an assay for detecting human vCJD prions could be developed.

Amorfix made significant progress in advancing the vCJD prion detection assay towards commercialization in the last 12 months. During fiscal 2007, the Company converted the research-based vCJD assay to a commercial 96-well high-throughput platform producing a more sensitive, specific and repeatable assay. A commercial team was hired with past in vitro diagnostic device experience, critical vendors were selected and final equipment

configurations were established. The Company has established a quality management system and is currently in the process of completing its ISO 13485 certification. Our blood screening test, EP-vCJD™ is expected to be available for investigational use by June 2007 with commercial product available at the end of calendar 2007 or first quarter of calendar 2008, subject to the regulatory approval process. A blood screening test for vCJD is currently not regulated, although management believes that the process to have the test regulated in Europe has been initiated. The Company plans to submit a self-declared CE Mark to the UK which would allow the product to be marketed and sold in Europe, subject to individual EU country regulations. To establish a regulated test in Europe, a common technical specification (CTS) will be established by the regulatory authorities. The Company believes that its test will either meet or be able to be changed to meet the regulated CE Mark CTS when it is implemented.

The Company believes that its EP platform technology will allow it to develop the most sensitive and specific assay to detect AMPs in blood. Conventional scientific methods to date have been unable to adequately address a fundamental problem in the detection of AMPs in blood which is the presence of the normal protein at a million-fold higher relative concentration to the misfolded protein. The Company's EP platform technology specifically addresses this issue by chemically modifying the normal proteins while protecting the misfolded aggregates. Over the last year, the Company has become aware of competitors which are claiming significant progress in the development of competing assays. The Company continues to believe that its EP platform provides a competitive advantage to producing the most sensitive and specific assay for the detection of AMPs in blood.

Early Diagnosis and Treatment

Alzheimer's disease (AD), ALS and Parkinson's disease are chronic neurodegenerative illnesses which are associated with neural deposits of AMPs. Unlike the TSE diseases, these diseases are not thought to be infectious and it is believed that their AMPs result from abnormal synthesis or metabolism of the normal neural proteins. Currently, the only definitive diagnostic for these diseases is post-mortem examination of brain tissue. There are currently 5 million people in North America with AD and an equal number with dementia who may be suffering from AD but an accurate diagnosis is impossible due to the lack of a blood test. A sensitive and specific diagnostic blood test could allow earlier treatment for AD patients and would lead to the development of better therapies as patients could be accurately screened into clinical drug trials. Worldwide there are 460 million people over the age of 65 who should be tested annually for AD. There are estimated 1.6 million people in North America with Parkinson's disease and 33,000 people with ALS. The Company has the potential to develop diagnostics and therapeutics for each of these neurodegenerative diseases.

In January 2006, the Ontario Genomics Institute (OGI) committed $100,000 of funding through the subscription of common shares and warrants to support the initiation of an Alzheimer's disease blood diagnostic research and development program incorporating the EP platform. OGI invested $50,000 on signing the agreement and invested a further $50,000 in September 2006 when Amorfix established the proof of concept of its epitope protection technology using A-beta aggregates, the protein known to misfold and aggregate in Alzheimer's disease. This achievement was validated by an expert scientific

panel convened by OGI that reviewed the Amorfix data. On the strength of this data and the development plan, Amorfix was awarded an Industrial Research Assistance Program grant from the Government of Canada in the amount of $322,000 that supports a portion of the salaries of the research staff for this project. For the year ended March 31, 2007, $28,570 of grant support was received.

The Company plans to further expand its research efforts on the AD diagnostic with the next goals of the program being the achievement of femtogram sensitivity with the assay and the testing of human blood samples.

Protecting the Food Supply

The first case of BSE in cattle emerged in the United Kingdom 16 years ago and there has been a concern about the food supply ever since. The disease has spread to 21 countries and into other animal species. The only way currently to detect any of the TSE diseases is by a post-mortem test of brain tissue. The Company believes that Epitope Protection could be used to develop an assay for the ante-mortem testing of animals with TSE diseases and remove them from the food chain. During 2007, Amorfix adapted its vCJD assay to detect sheep scrapie prions spiked into sheep plasma samples and is working to improve the sensitivity and specificity of the scrapie assay as one animal model option to support potential regulatory requirements for the human vCJD blood test. The Company is seeking partners to support further development and commercialization of ante-mortem TSE disease tests including BSE, Scrapie and Chronic Wasting Disease (in deer and elk).

Development of New Therapies

ALS belongs to a family of fatal neurodegenerative diseases, which includes Alzheimer's and Parkinson's diseases, and in which AMPs are thought to be a major pathway in the progressive killing of brain cells. In ALS, also known as "Lou Gehrig's disease," muscles throughout the body weaken and atrophy, due to degeneration of motor nerve cells that supply them from the spinal cord and brain. Symptoms can start with limb weakness or muscle twitching, stiffness and muscle cramps from ages 40 to 70 years. ALS is a fatal disease in which half of affected people die within three years after diagnosis. The protein that is believed to misfold and aggregate in the central nervous system of ALS patients is called superoxide dismutase-1 (SOD1).

In February and April 2006 in a series of agreements, the Company acquired certain SOD1 technologies and exclusively licensed additional SOD1 technologies owned by Dr. Neil Cashman, the Company's Chief Scientific Officer, and his co-inventors for diagnostic and therapeutic applications for ALS disease. A research plan was established to enable proof-of-concept studies to validate the Company's therapeutic approach to the treatment of ALS and potential development partners were contacted.

In August 2006, the company signed a research and investment agreement with Biogen Idec MA (Biogen) which included an option for Biogen to license the exclusive worldwide rights to certain Amorfix technology to develop and commercialize therapeutic products directed against ALS. Biogen subscribed for 289,187 common

shares of the company at $1.46 per share for gross proceeds to Amorfix of $422,213. During the term of the option, Biogen may subscribe for up to US$375,000 of additional common shares of Amorfix based on the achievement of predefined research goals. If Biogen exercises its option, over the term of the license agreement Amorfix will be eligible to receive milestone payments in excess of US$25 million plus royalties on sales. Biogen will be responsible for all development and commercialization costs.

Amorfix plans to expand its central nervous system (CNS) therapeutic pipeline and is evaluating internal and external technologies for the initiation of a second therapeutic research and development program.

Amalgamation with Luxor Developments Inc. ("Luxor")

On September 21, 2005, the shareholders of Luxor Developments Inc. and Amorfix Life Sciences Ltd. approved the amalgamation of Luxor and Amorfix. The amalgamated company ("Amalco") was named Amorfix Life Sciences Ltd. All share information in this management's discussion and analysis has been adjusted to reflect the 1:2.5 ratio of Amalco shares for Amorfix shares (except where noted), and the pricing information has been adjusted to reflect the Amalco values. The following transactions were completed as of this date as follows:

a) The share capital of the two companies was exchanged for Amalco securities as follows: Luxor shareholders received 1 common share of Amalco and for each common share of Luxor; Luxor warrant holders received 1 warrant of Amalco for each warrant of Luxor at the same exercise price; Amorfix shareholders received 1 Amalco share for every 2.5 shares of Amorfix held; and Amorfix warrant holders received 1 warrant of Amalco for every 2.5 warrants of Amorfix and the exercise price was adjusted by the inverse of the share exchange ratio. Post-amalgamation, 160,000 Luxor options to purchase common shares were continued under the same terms and conditions to purchase 160,000 Amalco common shares. These 160,000 Luxor replacement options were exercised by former Luxor directors in 2006 for gross proceeds of $32,000. As a result of the amalgamation, the former shareholders of Amorfix controlled 83% of the issued and outstanding common shares of the Company immediately after the amalgamation, constituting a reverse takeover, with Amorfix being the acquiring company.

b) Amorfix issued 6,000,000 common share units at a price per unit of $0.50 under a private placement financing and received gross proceeds of $3,000,000 ($2,703,840 net of cash issue costs). Each common share unit consists of one common share and one-half common share purchase warrant. Each full common share purchase warrant entitles the holder to acquire one common share at an exercise price of $0.75 per share until October 3, 2006. During the year ended March 31, 2007, 2,654,750 (2006 – 300,250) common share purchase warrants were exercised and 45,000 warrants expired unexercised.

c) On completion of the amalgamation, Amalco paid a success fee to *i3* Capital Partners Inc. of $50,000 in cash and 100,000 in common shares at an issue price of $0.50 per Amalco share. The Company also issued 500,000 success warrants to persons designated by Luxor and 250,000 success warrants to certain members of management of Amorfix. Each success warrant is exercisable into one Amalco share at an exercise

price of $0.50 per share at any time until expiry on September 21, 2007. During the year ended March 31, 2007, 190,000 (2006 – nil) success warrants were exercised.

d) As required by the TSX Venture Exchange, on amalgamation, a total of 10,455,000 shares held by management and founders of the original Amorfix and Luxor were placed into escrow. These shares will be released from escrow as follows; 10% on issuance of the final exchange bulletin dated September 30, 2005, and 15% at the end of each subsequent 6 month period thereafter. As at March 31, 2007, 4,601,250 shares remain in escrow.

Annual Results of Operations

Amorfix was formed in January 2004 to commercialize the epitope protection (EP) technologies discovered at the University of Toronto by Dr. Neil Cashman and Dr. Marty Lehto. Since inception, the company has incurred losses while advancing the research and development of the EP technology for the detection of AMPs in blood. Net loss for the year ended March 31, 2007 was $4,233,754 compared to $1,967,014 for the year ended March 31, 2006. The Company expended significantly more resources on the vCJD diagnostic program in 2007, relative to 2006, progressing the product closer to commercialization. In 2007, the Company also began a therapeutic program and conducted early research into a therapy for ALS.

For the year ended March 31, 2007, interest revenue rose to $253,701 compared to $36,507 for the year ended March 31, 2006 due mainly to higher average cash and investment balances resulting from the $3.4 million financing in March 2006 and the $10.0 million financing in March 2007. Higher interest rates in 2007 also contributed to higher interest revenue.

For the year ended March 31, 2007, research and development expenditures were $3,407,098 compared to $1,100,745 for the year ended March 31, 2006. Research and development salaries and personnel-related expenses for the year ended March 31, 2007 was $2,271,439 compared to $777,425 for 2006. Higher costs reflected increased staffing levels in 2007 due to the expansion of the vCJD research and commercialization teams, staffing for the initiation of the AD diagnostic and ALS therapeutic programs and higher stock-based compensation expenses. Patent costs and research and development program expenses for the year ended March 31, 2007 were $1,135,659 compared to $323,320 for 2006, Program expenses for the vCJD diagnostic assay increased due mainly to expenses to develop the 96-well format of the assay, and costs to scale up and produce prototype research EP-vCJD™ kits. Program costs for the new ALS therapeutic program in 2007 of $151,000 related to the manufacture of research compounds and initialization of in vivo studies. Program costs were partially offset by investment tax credits recorded of $374,343. Amorfix plans to commercialize the vCJD assay in fiscal 2008 and generate the Company's first product revenues. Also, the Company is actively evaluating both internal and external technologies to select a second therapeutic program for development.

For the year ended March 31, 2007, general and administrative costs were $1,021,478 compared to $411,840 for the year ended March 31, 2006. Administration costs increased mainly due to higher stock-based compensation costs of $315,943, increased legal and advisory expenses due to significantly more contracting activity in 2007 of $155,116, a full year of shareholder related and other costs as a public company in 2007 of $88,579 as compared to six months in fiscal 2006, and an unrealized loss on marketable securities in the fourth quarter of fiscal 2007 of $50,000.

Amortization expense for the year ended March 31, 2007 was $58,879 compared to $11,243 for the year ended March 31, 2006. The increase in 2007 was due primarily to amortization of laboratory equipment purchased in 2007 and a full year of amortization of equipment purchased in 2006. Also, amortization of technology rights purchased in 2007 amounted to $10,440 whereas no rights were capitalized and amortized in the prior year.

Interest expense for the year ended March 31, 2006, related to interest bearing promissory notes payable to Luxor which were settled on amalgamation in September 2005.

Costs related to the reverse takeover of Luxor of $479,693 represents the total cost of the amalgamation for both Amorfix and Luxor after netting Luxor's cash on hand of $141,778 in accordance with reverse takeover accounting principles.

Liquidity and Capital Resources

Amorfix is a development stage company as it has not received any revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, research funding or otherwise. As of March 31, 2007 the accumulated deficit was $6,365,772.

Operations have been financed since inception through the sale of equity securities and the conversion of common share purchase warrants, agent's compensation warrants and options and stock options.

On September 21, 2005, Amorfix issued 6,000,000 common share units at $0.50 per unit and received gross proceeds of $3,000,000 ($2,703,840 net of cash issue costs) under a private placement financing completed in June 2005 and held in trust pending completion of the amalgamation. On amalgamation with Luxor, Amorfix acquired cash of $141,778 and the outstanding promissory notes plus accrued interest totaling approximately $128,000 were settled.

In January 2006, the Company entered into a subscription agreement with the Ontario Genomics Institute (OGI) for a $100,000 investment in Amorfix in two tranches. In the first tranche, OGI invested $50,000 and received 100,000 common share units at a price per unit of $0.50. On achievement of a research milestone demonstrating the proof-of-concept of using epitope protection to detect A-beta aggregates, the protein that misfolds and aggregates in AD, OGI invested an additional $50,000 and received 47,619 common share units at a price per unit of $1.05 in September 2006. Each common share unit consisted of one common share and one-half common share purchase warrant. Each full

common share purchase warrant from the first tranche entitles OGI to acquire one common share from the first tranche at an exercise price of $0.90 per share until January 30, 2008, and from the second tranche at an exercise price of $1.05 per share until September 11, 2008.

On March 24, 2006, Amorfix issued 4,058,823 common shares at $0.85 per share and received gross proceeds of $3,450,000 ($3,141,967 net of cash issue costs) from a private placement.

In August 2006, the Company issued 289,187 common shares to Biogen at a price of $1.46 per share for gross proceeds of $422,213 to support the ALS therapeutic program.

On March 8, 2007, Amorfix issued 7,694,000 common share units at $1.30 per unit for gross proceeds of $10,002,000 ($9,178,884 net of cash issue costs) in a private placement financing.

During 2007, total proceeds of $2,491,392 were received from the exercise of common share purchase warrants and options compared to $326,988 during 2006. As of March 31, 2007, the Company had 5,402,797 warrants and options outstanding (excluding stock options) that if exercised in full, would provide the Company with an additional $9.3 million in funding.

During 2007, the Company purchased $168,082 of property and equipment used principally for research and development purposes compared to $96,332 in 2006. Some of this equipment was purchased for our containment facility and as a result cannot be removed from this facility in the future.

The Company measures cash burn as the net cash used from operations which totalled $3,395,629 for 2007 compared to $1,543,703 for 2006. The Company's cash burn is expected to increase in 2008 as the Company completes the commercialization of the EP-vCJD™ assay, expands its AD diagnostic program, advances the ALS therapeutic program, and initiates a second therapeutic program. Any commercial revenues that are generated will reduce the cash burn.

As at March 31, 2007, the company had commitments under contracts with vendors for research and development in the amount of $628,000 over the next 18 months.

The Company believes that working capital of $13,835,243 at March 31, 2007 is sufficient to satisfy the anticipated cash requirements of the business over the next 12 months.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or lack of progress in our diagnostic or therapeutic research and development programs, preclinical studies or clinical testing; our ability to establish corporate collaborations and licensing agreements; changes in the focus, direction, or costs of our research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or our commercialization activities, if any.

Results of Operations – Fourth Quarter 2007 and 2006

Net loss for the quarter ended March 31, 2007 was $1,829,533 compared to $598,677 for the quarter ended March 31, 2006 due mainly to expansion and advancement of the EP-vCJD™ diagnostic assay program in fiscal 2007.

For the quarter ended March 31, 2007, interest revenue from short-term investments amounted to $82,702 compared to $18,282 in the same quarter last year.

For the quarter ended March 31, 2007, research and development expenditures were $1,429,122 compared to $472,550 for the quarter ended March 31, 2006. Salaries and personnel-related expenses increased by $592,229 to $884,163 due mainly to additional personnel hired in 2007 on the three research and development programs, and higher stock-based compensation expenses. Patent costs and research and development program expenses increased by $364,343 to $544,959 due mainly to higher vCJD program expenses and costs of the ALS therapeutic program, partially offset by investment tax credits recorded of $281,480.

For the quarter ended March 31, 2007, general and administrative costs were $457,195 compared to $138,999 for the quarter ended March 31, 2006. Administration costs increased due mainly to stock-based compensation expenses which were $248,257 higher than the comparable period and an unrealized loss on marketable securities in the fourth quarter of fiscal 2007 of $50,000.

Amortization expense for the quarter ended March 31, 2007 was $25,918 compared to $5,410 for the quarter ended March 31, 2006 due mainly to higher purchases of laboratory equipment and amortization of technology rights in 2007.

Liquidity and Capital Resources

In the fourth quarter of fiscal 2007, Amorfix issued 7,694,000 common share units at $1.30 per unit for gross proceeds of $10,002,000 ($9,178,884 net of cash issue costs) in a private placement financing. In the fourth quarter of fiscal 2006, Amorfix issued 4,058,823 common shares at $0.85 per share and received gross proceeds of $3,450,000 ($3,141,967 net of cash issue costs) from a private placement.

Cash burn for the quarter ended March 31, 2007 was $1,262,261 compared to $499,649 for the quarter ended March 31, 2006 The higher burn rate was due mainly to a significantly larger R&D staff working on three research and development programs compared to one program in 2006. Also, costs were higher in the fourth quarter of 2007 due to efforts to scale up and produce prototypes of the vCJD assay.

Working capital at March 31, 2007 was $13,835,243 compared to $5,214,438 at March 31, 2006. Working capital is comprised mainly of cash and marketable securities and increased due mainly to cash proceeds from the fiscal 2007 equity offerings and warrant and option conversions.

Critical Accounting Estimates

Equity based instruments

The Company used the Black-Scholes option pricing model to value common share purchase warrants, agent's compensation warrants and options and employee stock options issued by the Company and to value warrants and options of Luxor on amalgamation. This pricing model requires the use of several variables involving assumptions including the price volatility of the Company's stock over a relevant timeframe, the expected conversion timing of the warrant or option, a relevant risk free rate and the Company's future dividend policy. Management has selected these variables and applied the Black-Scholes model on a consistent basis.

Income tax valuation allowance

The Company has a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the history of net losses incurred, management has recorded a full valuation allowance against these income tax assets.

New pronouncements

The Canadian Institute of Chartered Accountants (CICA) issued new standards related to financial instruments and hedging: Section 3855 "Financial Instruments — Recognition and Measurement", Section 3865 "Hedges", and Section 1530 "Comprehensive Income". The Company is currently evaluating the impact on its financial statements of adopting these sections on April 1, 2007. These standards are effective for years beginning on or after October 1, 2006.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented.

Section 3865 is applicable for designated hedging relationships and builds on existing Canadian standards by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 establishes standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued to date.

The number of issued and outstanding common shares of Amorfix as at March 31, 2007 was 40,456,749. From April 1, 2007 to June 8, 2007, an additional 559,898 common shares were issued from the exercise of warrants and options for gross proceeds of $333,513.

Warrants and Options

The following tables reflect the activity of the warrants and options (other than stock options) for the year ended March 31, 2007 and to the date of this Management's Discussion and Analysis, and reflect the potential cash proceeds to the Company on exercise of these instruments:

	Common share Purchase Warrants		Agent Warrants		(Luxor) Warrants		Success Warrants	
Exercise price	$0.75		$0.20		$0.20		$0.50	
Expiry date	October 3, 2006		December 31, 2006		May 6, 2007		September 21, 2007	
	#	$	#	$	#	$	#	$
Opening balance, April 1, 2006	2,699,750	2,024,813	123,500	24,700	47,500	9,500	750,000	375,000
Issued	-	-	-	-	-	-	-	-
Exercised	(2,654,750)	(1,991,063)	(123,500)	(24,700)	(47,500)	(9,500)	(190,000)	(95,000)
Expired	(45,000)	(33,750)	-	-	-	-	-	-
Closing balance, March 31, 2007	-	-	-	-	-	-	560,000	280,000
Exercised	-	-	-	-	-	-	(400,000)	(200,000)
Closing balance, June 8, 2007	-	-	-	-	-	-	160,000	80,000

	Agent Options		Agent Options		OGI Warrants	
Exercise price	$0.75		$0.85		$0.90	
Expiry date	April 3, 2007		September 24, 2007		January 30, 2008	
	#	$	#	$	#	$
Opening balance, April 1, 2006	480,000	360,000	270,586	229,998	50,000	45,000
Issued	-	-	-	-	-	-
Exercised	(438,720)	(329,040)	(5,400)	(4,590)	-	-
Closing balance, March 31, 2007	41,280	30,960	265,186	225,408	50,000	45,000
Exercised	(24,000)	(18,000)	(135,898)	(115,513)	-	-
Expired	(17,280)	(12,960)	-	-	-	-
Closing balance, June 8, 2007	-	-	129,288	109,895	50,000	45,000

	OGI Warrants		Common share Purchase Warrants		Agent Warrants	
Exercise price	$1.05		$1.95		$1.95	
Expiry date	September 11, 2008		March 8, 2009		March 8, 2009	
	#	$	#	$	#	$
Opening balance, April 1, 2006	-	-	-	-	-	-
Issued	23,810	25,000	3,847,001	7,501,651	615,520	1,200,264
Exercised	-	-	-	-	-	-
Closing balance, March 31, 2007	23,810	25,000	3,847,001	7,501,651	615,520	1,200,264
Exercised	-	-	-	-	-	-
Closing balance, June 8, 2007	23,810	25,000	3,847,001	7,501,651	615,520	1,200,264

Stock Options

The following table reflects the activity under the stock option plan for the year ended March 31, 2007 and to the date of this Management's Discussion and Analysis:

	# Options	Weighted Average Exercise Price
Outstanding April 1, 2006	1,335,000	$0.51
Granted	1,895,250	$ 1.33
Exercised	(75,000)	$ 0.50
Outstanding March 31, 2007	3,155,250	$ 1.00
Granted	100,000	$ 1.65
Exercised	(36,000)	$ 0.50
Outstanding June 8, 2007	3,219,250	$ 1.03
Exercisable June 8, 2007	1,478,729	$ 0.89

<u>Selected Annual Financial Information</u>

Key Financial Indicators	Year ended March 31, 2007	Year ended March 31, 2006	Year ended March 31, 2005
Revenue - Interest earned	$253,701	$36,507	$0
Expense - Research and development	$3,407,098	$1,100,745	$67,025
Expense - General and administrative	$1,021,478	$411,840	$97,979
Net loss	($4,233,754)	($1,967,014)	($165,004)
Net loss per share	($0.13)	($0.10)	($0.02)
Working capital	$13,835,243	$5,214,438	$461,389
Cash flow used in Operations	($3,395,629)	($1,543,703)	($132,159)
Total assets	$14,734,330	$5,547,405	$592,384
Net cash proceeds from equity financing	$9,651,097	$5,886,152	$658,005
Weighted average common shares outstanding	31,757,381	19,306,005	10,004,619

Certain comparative numbers have been reclassified to conform with the presentation of the 2007 financial statements.

Quarterly Selected Financial Information

The following tables sets out selected financial information for the Company for the preceding eight quarters. The net loss for the second quarter of 2006 reflects $479,693 of costs of the amalgamation in excess of the cash of Luxor at the time of amalgamation. Excluding these costs, the net loss has increased each quarter over the last eight quarters reflecting; the establishment of Amorfix's in-house research and development facilities in Q2-2006; the increase in resources committed to the vCJD diagnostic research and development in the third and fourth quarter of 2006 resulting from the September 2005 $3.0 million equity raise; the continued advancement with higher costs of the vCJD program as the prototype test was developed in 2007; and the initiation of the AD and ALS programs in 2007.

	2007				2006			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	$82,702	$66,140	$56,882	$47,977	$18,282	$15,404	$2,121	$700
Net loss	($1,829,533)	($863,378)	($776,474)	($764,369)	($598,677)	($458,665)	($755,043)	($154,629)
Net loss per share	($0.05)	($0.03)	($0.03)	($0.03)	($0.02)	($0.02)	($0.05)	($0.01)

The Company's year end is March 31.

Contractual Arrangements and Commitments

On February 1, 2006, the Company acquired an exclusive license to develop certain SOD1 technologies owned by Dr. Cashman for diagnostic and therapeutic applications for ALS disease. In consideration, the Company committed to spend and spent $300,000 on the technology and to pay a small royalty on commercial sales. The Company also received an option to acquire the technology on payment of $100,000 in cash or common shares at any time prior to the fifth anniversary of the license agreement. The acquisition of the technology was valued at the carrying amount, which was nominal.

In April 2006, the Company acquired certain additional SOD1 technologies owned by Dr. Cashman for a nominal amount. The Company also entered into an agreement on the same date to license exclusive rights to these SOD1 technologies from Dr. Cashman's co-inventors at the University Health Network (UHN). As consideration for the license, the Company paid $5,000 in cash, assumed liability for $4,400 in patent costs, committed to fund $260,000 of SOD1 research at UHN, pay small commercial royalties and make milestone payments as follows:

a) Diagnostics - $15,000 in pre-commercial milestones and $100,000 on first product approval;

b) Therapeutics - $300,000 in clinical milestones and $200,000 on first product approval.

The Company also received a buy-out option from UHN that entitles the Company to acquire the technologies prior to commercialization.

The principal investigator at the UHN subsequently received a $100,000 Canadian Institutes of Health Research matching grant supporting the SOD1 research program.

As at March 31, 2007, the Company has commitments with academic researchers and contract research agreements, some of which are cancellable with notice periods, to fund research in the amount of $628,000 over the next 18 months.

Related Parties

During the year ended March 31, 2007, the company incurred $ nil (2006 - $161,900) of legal fees paid to a law firm where one of the partners was an officer of Amorfix prior to the amalgamation.

Certain members of management who are also shareholders were under contract to provide employment services to the company. During 2007, the company incurred $380,630 (2006 - $360,598) of expenses for three (2006 - six) contracts, with $32,028 payable as at March 31, 2007. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

During 2006 and 2007, the Company acquired licenses and technologies from Dr. Cashman for the initiation of the Company's therapeutic drug development program for ALS disease. Please see Contractual Agreements and Commitments.

In February 2007, the Company entered into an agreement with the University of British Columbia (UBC) and Vancouver Coastal Health Authority, with Dr. Cashman, as principal investigator, to fund research in Dr. Cashman's laboratory related to the Amorfix ALS therapeutic program in the amount of $300,000. During 2007, $120,000 was paid to UBC.

Risks and Uncertainties

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. Biotechnology research and development involves a significant degree of risk. An investor should carefully consider the risks and uncertainties described below, as well as other information contained in this Management's Discussion and Analysis. The risks and uncertainties described below is not an exhaustive list. Additional risks and uncertainties not presently known to the Company or that the Company believes to be immaterial may also adversely affect the Company's business. If any one or more of the following risks occur, the Company's business, financial condition and results of operations could be seriously harmed. Further, if the Company fails to meet the expectations of the public market in any given period, the market price of the Company's common shares could decline.

Early Stage Development and Scientific Uncertainty. Several of Amorfix's products are at an early stage of development. Significant additional investment in research and development, scale-up manufacturing, clinical testing, and regulatory submissions of such product candidates is required prior to commercialization. There can be no assurance that any such products will actually be developed. The development and regulatory processes require access to rare biofluid and tissue samples from people and

animals with AMP diseases which may not be available to the Company in sufficient amounts or in a timely fashion to allow Amorfix to complete the development or receive regulatory approval of any product or process. The presence of AMPs in blood has never been measured and so may be not present or at levels so low as to be unmeasurable. A commitment of substantial time and resources is required to conduct research and clinical trials if Amorfix is to complete the development of any product. It is not known whether any of these product or process candidates will meet applicable health regulatory standards and obtain required regulatory approvals, or whether such products can be produced in commercial quantities at reasonable costs and be successfully marketed, or whether ante-mortem diagnostic tests for AMP diseases will achieve market acceptance, or if Amorfix's investment in any such products will be recovered through sales or royalties.

Lack of Product Revenues and History of Losses. To date, Amorfix has not recorded any revenues from the sale of biopharmaceutical products. Since January 2004, Amorfix has accumulated net losses of $6,365,772 (to March 31, 2007). Amorfix expects to incur additional losses during the periods of research and development, clinical testing, and application for regulatory approval of its product candidates. Amorfix expects to incur losses unless and until such time as payments from corporate collaborations, product sales and/or royalty payments generate sufficient revenues to fund its continuing operations.

Additional Financing Requirements and Access to Capital. Amorfix will require substantial additional funds for further research and development, planned clinical testing, regulatory approvals, establishment of pilot-scale manufacturing capabilities and, if necessary, the marketing and sale of its products. Amorfix may attempt to raise additional funds for these purposes through public or private equity or debt financing, collaborations with other biopharmaceutical companies and/or from other sources. There can be no assurance that additional funding or partnership will be available on terms acceptable to Amorfix and which would foster successful commercialization of Amorfix's products.

Patents and Proprietary Technology. Amorfix's success will depend in part on its ability to obtain, maintain, and enforce patent rights, maintain trade secret protection and operate without infringing the proprietary rights of third parties. There can be no assurance that pending patent applications will be allowed, that Amorfix will develop additional proprietary products that are patentable, that issued patents will provide Amorfix with any competitive advantage or will not be challenged by any third parties, or that patents of others will not have an adverse effect on the ability of Amorfix to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of Amorfix's products, or design around the products patented by Amorfix. In addition, Amorfix may be required to obtain licenses under patents or other proprietary rights of third parties. No assurance can be given that any licenses required under such patents or proprietary rights will be available on terms acceptable to Amorfix. If Amorfix does not obtain such licenses it could encounter delays in introducing one or more of its products to the market, while it attempts to

design around such patents, or could find that the development, manufacturing or sale of products requiring such licenses could be foreclosed. In addition, Amorfix could incur substantial costs in defending itself in suits brought against it on such patents or in suits which it attempts to enforce its own patents against other parties.

Until such time, if ever, that patent applications are filed, the ability of Amorfix to maintain the confidentiality of its technology may be crucial to its ultimate possible commercial success. While Amorfix has adopted procedures designed to protect the confidentiality of its technology, no assurance can be given that such arrangements will be effective, that third parties will not gain access to Amorfix's trade secrets or disclose the technology, or that Amorfix can meaningfully protect its rights to its trade secrets.

Dependence on Collaborative Partners, Licensors and Others. Amorfix's activities will require it to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. Amorfix intends to attract corporate partners and enter into additional research collaborations. There can be no assurance, however, that Amorfix will be able to establish such additional collaborations on favourable terms, if at all, or that its current or future collaborations will be successful. Failure to attract commercial partners for its products may result in the Company incurring substantial clinical testing, manufacturing and commercialization costs prior to realizing any revenue from product sales or result in delays or program discontinuance if funds are not available in sufficient quantities.

Should any collaborative partner fail to develop, manufacture, or commercialize successfully any product to which it has rights, or any partner's product to which Amorfix will have rights, Amorfix's business may be adversely affected. Failure of a collaborative partner to continue to participate in any particular program could delay or halt the development or commercialization of products generated from such program. In addition, there can be no assurance that the collaborative partners will not pursue other technologies or develop alternative products either alone or in collaboration with others, including Amorfix's competitors, as a means for developing treatments for the diseases targeted by Amorfix's programs.

Furthermore, Amorfix will hold licenses for certain technologies and there can be no assurance that these licenses will not be terminated, or that they will be renewed on conditions acceptable to Amorfix. Amorfix intends to negotiate additional licenses in respect of technologies developed by other companies and academic institutions. Terms of license agreements to be negotiated may include, inter alia, a requirement to make milestone payments, which may be substantial. Amorfix will also be obligated to make royalty payments on the sales, if any, of products resulting from licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications.

Government Regulations. Biotechnology, medical device and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of

animal and human diagnostic and therapeutic products is governed by numerous statutes and regulations in the United States, Canada and other countries where Amorfix intends to market its products. The subject matter of such legislation includes approval of manufacturing facilities, controlled research and testing procedures, review and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labelling.

The process of completing clinical testing and obtaining required approvals is likely to take several years and require the expenditure of substantial resources. Furthermore, there can be no assurance that the regulators will not require modification to any submissions which may result in delays or failure to obtain regulatory approvals. Any delay or failure to obtain regulatory approvals could adversely affect the ability of Amorfix to utilize its technology, thereby adversely affecting operations. Further, there can be no assurance that Amorfix's diagnostic product candidates will achieve levels of sensitivity and specificity sufficient for regulatory approval or market acceptance, or that its therapeutic product candidates prove to be safe and effective in clinical trials, or receive the requisite regulatory approval. There is no assurance that the Company will be able to timely and profitably produce its products while complying with all the applicable regulatory requirements. Foreign markets, other than the United States and Canada, impose similar restrictions.

Hazardous Materials and Environmental Matters. Certain of Amorfix's research and development processes will involve the controlled use of hazardous materials. Amorfix is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although management of Amorfix believes that its procedures for handling and disposing of such materials comply with the standards prescribed, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, Amorfix could be held liable for damages and such liability could exceed the resources of Amorfix. Amorfix is not specifically insured with respect to this liability. Although management of Amorfix believes that Amorfix currently complies in all material respects with applicable environmental laws and regulations, Amorfix may be required to incur significant costs to comply with environmental laws and regulations in the future. Furthermore, there can be no assurance that the operations, business or assets of Amorfix will not be materially adversely affected by current or future environmental laws or regulations.

Rapid Technological Change. The biotechnology and pharmaceutical industries are characterized by rapid and substantial technological change. There can be no assurance that developments by others will not render Amorfix's products or technologies non-competitive, or that Amorfix will keep pace with technological developments. Competitors have developed or are developing technologies that could be the basis for competitive products. Some of these products have an entirely different approach or means of accomplishing the desired diagnostic or therapeutic effect as compared with products to be developed by Amorfix, and could be more effective and less costly than the products to be developed by Amorfix. In addition, alternative forms of medical treatment may be competitive with Amorfix's products.

Competition. Technological competition from pharmaceutical companies, biopharmaceutical companies and universities is intense and is expected to increase. Potential competitors of Amorfix have or may develop product development capabilities or financial, scientific, marketing and human resources exceeding those of Amorfix. Competitors may develop products before Amorfix develops its own products, obtain regulatory approval for such products more rapidly than Amorfix, or develop products which are more effective than those which Amorfix intends to develop. Research and development by others may render Amorfix's technology or products obsolete or non-competitive or produce treatments or cures superior to any therapy developed or to be developed by Amorfix, or otherwise preferred to any therapy developed by Amorfix.

Reliance on Key Personnel. Amorfix is dependent on certain members of its management and scientific staff, the loss of services of one or more of whom could adversely affect Amorfix. In addition, Amorfix's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. There can be no assurance that Amorfix will be able to successfully attract and retain skilled and experienced personnel.

Status of Healthcare Reimbursement. Amorfix's ability to successfully market certain diagnostic or therapeutic products may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to whether newly approved healthcare products will qualify for reimbursement. Furthermore, challenges to the price of medical products and services are becoming more frequent. There can be no assurance that adequate third-party coverage will be available to establish price levels, which would allow Amorfix to realize an acceptable return on its investment in product development.

Potential Product Liability. Pharmaceutical products involve an inherent risk of product liability claims and associated adverse publicity. Product liability insurance is costly, availability is limited and may not be on terms which would be acceptable to Amorfix, if at all. An inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Amorfix's potential products. A product liability claim brought against Amorfix, or withdrawal of a product from the market, could have a material adverse effect upon Amorfix and its financial condition.

Volatility of Share Price, Absence of Dividends and Fluctuation of Operating Results. Market prices for the securities of biotechnology companies, including the Company, have historically been highly volatile. Factors such as fluctuation of the Company's operating results, announcements of technological innovations, patents or new commercial products by Amorfix or competitors, results of clinical testing, regulatory actions, or public concern over the safety of biopharmaceutical products and other factors could have a significant effect on the share price or trading volumes for the common shares. The Company's common shares have been subject to significant price and volume fluctuations and may continue to be subject to significant price and volume

fluctuations in the future. Amorfix has not paid dividends to date and does not expect to pay dividends in the foreseeable future.

Disclosure controls and procedures

The Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as at the financial year ended March 31, 2007. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at March 31, 2007 to provide reasonable assurance that material information relating to the Company, would be made known to them by others within the Company.

Internal Control over Financial Reporting

As at the financial year ended March 31, 2007, the Chief Executive Officer and Chief Financial Officer evaluated the design of the Company's internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of internal control over financial reporting was effective as at March 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Additional Information

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

END